EXHIBIT 23.1

Independent Auditors’ Consent

We consent to the use in this Registration Statement of CB Richard Ellis Group, Inc. (formerly CBRE Holding, Inc.) on Form S-1 of our report dated March 21, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 142 effective January 1, 2002 and concerning the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” and “Change in Accountants” in such Prospectus.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

February 13, 2004